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                  TURBODYNE FILES MULTIBILLION-DOLLAR ANTITRUST
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                            ACTION AGAINST HONEYWELL
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Carpinteria, California - August 15, 2001 - Turbodyne Technologies, Inc. [O.T.C:
TRBD] announced that it has today filed a private antitrust action against Honeywell International, Inc., seeking damages of up to $9 billion. The action bases its claim for damages and injunctive relief on alleged suppression by Honeywell of Turbodyne's Dynacharger and Turbopac technologies.

Turbodyne and Honeywell entered into joint-development and license agreements relating to the Dynacharger technology in January 1999. The agreements were extended to Turbopac in December 1999. In connection with both the original agreement and extension, Turbodyne's complaint says Honeywell represented that its intention was to commercialize both product lines as rapidly as possible with a view to making airflow-enhancement devices standard equipment on substantially all internal combustion engines manufactured worldwide.

According to the complaint, however, Honeywell did not proceed in good faith to commercialize either group of inventions. Rather, it used its position as Program Manager of the joint development program to block such commercialization and to suppress Turbodyne's technology. Honeywell's motive for doing this, the complaint alleges, was to avoid disruption of Honeywell's existing multibillion-dollar turbocharger business.

The Turbopac technology regulates airflow in automobile, truck and other internal-combustion engines in order to increase fuel efficiency and power and to eliminate pollution. Dynacharger boosts airflow in turbocharged engines to eliminate the phenomenon known as "turbo lag." That phenomenon, which creates both efficiency and safety problems, results from the fact that the exhaust gases used in turbochargers are least available during acceleration from start-up when they are most needed.

According to Turbodyne's complaint, Honeywell is the world's leading supplier of air-enhancement devices for use in internal combustion engines, supplying some 60% of the world market. Approximately 60 million engines for automobiles and trucks are produced annually, of which approximately 10 million utilize turbochargers. Turbodyne alleges that Honeywell's suppression of its technology, which cost its stockholders $100 million to develop, damaged the company by depriving it of income and prospective income that would have given the company a market value of up to $3 billion. Under the Clayton Act, which authorizes private antitrust damage suits, actual damages are trebled.


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Honeywell  initiated  arbitration  proceedings  against  Turbodyne  in July 2001 seeking termination of the joint development agreement and unspecified damages. Turbodyne's complaint in federal court alleges that the dispute between the parties is not arbitrable and that the filing of the arbitration was in itself a further attempt to restrain trade and to monopolize in violation of sections 1 and 2 of the Sherman Antitrust Act. Turbodyne contends that the agreements between the parties were invalid at the outset, so that Honeywell's rights in the Turbodyne technology should be terminated and exclusive rights in the technology returned to Turbodyne.


The headquarters of Turbodyne Technologies, Inc. is located in Carpinteria, California and its European office is located in Frankfurt, Germany.


Contacts:
Dan  Black  (805)  684-4551